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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta, Canada T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                        Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐                        NO ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A]

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)
Date MARCH 5, 2004	By:	"(Signed)" J.C. STEFAN SPICER (Signature)*
*Print the name and title under the signature of the signing officer	J.C. Stefan Spicer, President & CEO

1st QUARTER REPORT

        Central Fund is currently 97.8% invested in gold and silver bullion. At January 31, 2004 Central Fund's gold holdings were 390,170 fine oz. of physical bullion and 5,261 fine oz. of gold bullion certificates. Silver holdings were 19,520,142 oz. of physical bullion and 245,572 oz. of silver bullion certificates. The physical bullion is unencumbered and held in safekeeping in allocated, segregated and insured vault storage by a Canadian chartered bank. Central Fund continues to fulfil its mandate as "The Sound Monetary Fund".

On behalf of the Board of Directors:
J.C. Stefan Spicer, President

FINANCIAL REVIEW

Results of Operations — Change in Net Assets

        Net assets increased by approximately $92,747,000 during the three months ended January 31, 2004. Of that amount, $71,451,000 was the result of the issuance of 15,050,000 Class A shares through a public offering on December 19, 2003. The shares were issued at a premium to net asset value such that there was no dilution of existing Class A shareholders' interests. Details of this public offering are provided in Note 3 to the accompanying financial statements. The $21,296,000 balance of the increase in net assets was the result of higher prices of gold and silver, less operating costs, at January 31, 2004 compared to October 31, 2003 as described below.

Net Asset Value per Class A Share
	U.S. $	Cdn. $
October 31, 2003	$4.35	$5.74
Changes due to:
Gold price	.06	.08
Silver price	.36	.48
Weaker Cdn. $	N/A	.03
Other	.04	.05

Total changes	.46	.64

January 31, 2004	$4.81	$6.38

        The $0.46, or a 10.6% increase in net assets per Class A share, expressed in U.S. dollar terms, during the past three months was due primarily to the 3.5% increase in the price of gold and the 21.2% increase in the price of silver during the period. Net assets per Class A share, expressed in Canadian dollar terms, increased at a rate of 11.1%, being $0.64 per Class A share. The increase described above was facilitated by the 0.5% increase in the U.S. dollar relative to the Canadian dollar. The components of the change in net asset value per Class A share in U.S. and Canadian dollars are summarized in the adjacent table.

Results of Operations — Net Loss

        The net loss, being the costs of stewardship for the three months ended January 31, 2004 was $499,301 compared to $334,333 in 2003. Since January 31, 2003, net assets have increased by approximately $123,939,000 or 76%. The Company has used the bulk of the proceeds of two non-dilutive Class A share issues over the past twelve months to purchase gold and silver bullion, primarily in bar form. Certain expenses, such as administration fees that are scaled, and taxes, vary in proportion to net asset levels, or, in the case of stock exchange fees (included in shareholder information), with the total market value of Class A shares. Safekeeping fees and bullion insurance costs increased as a result of the purchases of additional physical gold and silver bullion discussed above.

        Despite an increase in overall expense levels, the operating expenses (before taxes), as a percentage of average net assets, declined to 0.14% for the three months ended January 31, 2004 compared to 0.17% for the same three-month period in 2003. For the twelve months ended January 31, 2004, the operating expense ratio was 0.61% compared to 0.71% for the prior twelve-month period.

Liquidity and Capital Resources

        Central Fund's dollar liquidity objective is to hold cash reserves primarily for the payment of operating expenses, taxes and Class A share dividends. Should Central Fund not have sufficient currency to meet its cash requirements, a nominal portion of Central Fund's monetary bullion holdings may be sold to fund tax and dividend payments, provide working capital, and pay for redemptions of Class A shares, if any.

        For the three months ended January 31, 2004, Central Fund's cash reserves increased by $2,488,235 as amounts used to pay operating expenses, taxes and the Class A share dividend were more than offset by amounts retained in interest-bearing cash deposits for working capital purposes from the public offering in December 2003. Management monitors Central Fund's cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Statements of Net Assets
(expressed in U.S. dollars, unaudited)(note 1)

	January 31 2004	October 31 2003
Net Assets:
Gold bullion at market, average cost $151,493,054 (2003: $111,164,364) (note 2)	$158,073,684	114,733,517
Silver bullion at market, average cost $131,083,826 (2003: $103,068,226) (note 2)	123,041,570	76,236,168
Marketable securities at market, average cost $89,430	64,535	70,998
Interest bearing cash deposits	6,803,702	4,315,467
Prepaid insurance, interest receivable and other	59,143	62,545

	288,042,634	195,418,695
Accrued liabilities	(632,730)	(307,883)
Dividends payable	—	(447,463)

Net assets representing shareholders equity	$287,409,904	194,663,349

Represented by:
Capital Stock (note 3):
59,796,320 (2003:44,746,320) Class A shares issued	$262,599,394	191,148,354
40,000 Common shares issued	19,458	19,458

	262,618,852	191,167,812
Contributed surplus (note 4)	26,277,573	26,776,874
Unrealized appreciation (depreciation) of investments	(1,486,521)	(23,281,337)

	$287,409,904	194,663,349

Net Asset Value Per Share (expressed in U.S. dollars):
Class A shares	$4.81	4.35
Common shares	$1.81	1.35

Net Asset Value Per Share (expressed in Canadian dollars):
Class A shares	$6.38	5.74
Common shares	$2.40	1.78

Exchange rate: U.S. $1.00 = Cdn.	$1.3264	1.3197

Notes:

1.
The accounting policies used in the preparation of these unaudited interim financial statements conform with those presented in Central Fund's October 31, 2003 audited annual financial statements. These interim financial statements do not include all of the disclosures included in the annual financial statements and accordingly should be read in conjunction with the annual financial statements.

2.
Details of gold and silver bullion holdings at January 31, 2004, are as follows:

Holdings	Gold	Silver
100 & 400 fine oz bars	390,170	1000 oz bars	19,520,142
Certificates	5,261	Certificates	245,572

Total fine ounces	395,431	Total ounces	19,765,714

Market Value:	Per Fine Ounce	Per Ounce
October 31, 2003	U.S. $386.25	U.S. $5.1350
January 31, 2004	U.S. $399.75	U.S. $6.2250

3.
On December 19, 2003, the Company, through a public offering, issued 15,050,000 Class A shares for proceeds of $71,951,040 net of underwriting fees of $2,997,960. Costs relating to this public offering were approximately $500,000 and net proceeds were approximately $71,451,040.

The Company used the net proceeds from this public offering to purchase 98,386 fine ounces of gold at a cost of $40,328,690 and 4,919,333 ounces of silver at a cost of $28,015,600, in physical bar form. The balance of the net proceeds of approximately $3,106,750 was retained by the Company in interest bearing cash deposits for working capital purposes.

4.
Contributed surplus is used to eliminate any deficit that may arise from losses and for the payment of the Class A shares' stated dividend. Accordingly, $499,301 (2003, $334,333) has been transferred from contributed surplus on January 31, 2004 and 2003 representing the net loss for the three months then ended. This change does not affect the net asset value of the Company.

Statements of Changes in Net Assets
(expressed in U.S. dollars, unaudited)(note 1)

	Three months ended January 31
	2004	2003
Net assets at beginning of period	$194,663,349	132,447,600

Add (deduct):
Unrealized appreciation of investments during the period	21,794,816	16,980,294
Net loss	(499,301)	(334,333)
Net issuance of Class A shares	71,451,040	14,377,300

Increase in net assets during the period	92,746,555	31,023,261

Net assets at end of period	$287,409,904	163,470,861

Statements of Loss
(expressed in U.S. dollars, unaudited)(note 1)

	Three months ended January 31
	2004	2003
Income:
Interest	$9,751	9,681
Dividends	97	55

	9,848	9,736

Expenses:
Administration fees	213,565	147,395
Shareholder Information	54,399	30,946
Safekeeping, insurance and bank charges	43,863	32,004
Directors' fees and expenses	15,327	13,536
Professional fees	9,566	17,994
Registrar and transfer agents' fees	6,670	6,759
Miscellaneous	346	340
Foreign currency exchange loss	8,001	6,827

	351,737	255,801

Loss from operations before income taxes	(341,889)	(246,065)
Income taxes	(157,412)	(88,268)

Net loss (note 5)	$(499,301)	(334,333)

Net loss per share:
Class A shares	$(.01)	(.01)
Common shares	$(.01)	(.01)

Notes:

5.
Under Canadian generally accepted accounting principles, the Company records the unrealized appreciation (depreciation) of its investments as a component of shareholders' equity. Under accounting principles generally accepted for investment companies in the United States, these amounts are reflected in the statements of income or loss. Under United States principles, net income for the three months ending January 31, 2004 would be $21,295,515; (2003, $16,645,961). The net assets of the Company are identical under both Canadian and United States generally accepted accounting principles.

Portfolio at January 31, 2004

Corporate Information

Investor Inquiries	Head Office	Stock Exchange Listings
P.O. Box 7319 55 Broad Leaf Crescent Ancaster, Ontario Canada L9G 3N6 Telephone: (905) 648-7878 Fax: (905) 648-4196 Website: www.centralfund.com E-mail: info@centralfund.com	Hallmark Estates 805, 1323-15th Avenue S.W. Calgary, Alberta Canada T3C 0X8 Telephone: (403) 228-5861 Fax: (403) 228-2222	AMEX: Class A shares TSX: Class A shares	Electronic Ticker Symbol CEF CEF.A	Newspaper Quote Symbol CFCda CFund A

Net Asset Value Information

The net asset value per Class A share is available daily by calling Central Fund.
The Thursday net asset value is published in financial newspapers in the United States and Canada.
In Canada the net asset value is also published daily in the Globe and Mail Report on Business Fund Asset Values table.

1ST QUARTER	INTERIM REPORT TO SHAREHOLDERS for the three months ended January 31, 2004

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SIGNATURES
Net Asset Value Information